Exhibit 99.1

For Immediate Release

SuperCom Increases Share Repurchase Program to Two Million Shares

Board authorizes repurchase of one million additional shares following the completion of a one million share buyback

Herzliya, Israel, January 7, 2016 – SuperCom Ltd (NASDAQ: SPCB), a global provider of secure solutions for e-Government, Public Safety, HealthCare, and Finance sectors today announced that the company has repurchased one million ordinary shares in open market transactions at an average price of $ 4.86 per share since announcing its repurchase plan on September 24, 2015.

Mr. Arie Trabelsi, President and Chief Executive Officer of SuperCom, commented, “Since we believe that our share price is undervalued,we have purchased one million shares in the last 90 days. Moreover, the recent board authorization to increase the size of our repurchase program to two million shares demonstrates our continued confidence in the company’s future.”

Under the program authorized by its Board of Directors, SuperCom may purchase shares in open market transactions. The extent to which SuperCom repurchases its shares and the timing of such repurchases is at the discretion of SuperCom’s management and will depend upon market conditions and other corporate considerations. The purchases are expected to be funded with existing cash on hand. The duration of the program is open-ended, does not require the purchase of any minimum number of shares and may be suspended or discontinued at any time.

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced, secure mobile payments ranging from mobile wallet to mobile POS, using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a unique all-in-one field-proven RFID & mobile PureSecurity and PureHealth advanced solutions suite, accompanied by advanced complementary Cyber Security services and technologies for various industries, including Government, Public Safety, HealthCare, and Finance sectors.

SuperCom’s website is http://www.supercom.com

Investor Relations Contacts:	Company Contact:
Brett Maas / Rob Fink	Ordan Trabelsi, President, Americas
Hayden IR
(646) 536.7331 / (646) 415.8972	Tel: 1 212 675 4606
brett@haydenir.com	ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

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